Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Nine months ended
September 30, 2008
Earnings:
Income from continuing operations before income taxes	$1,942
Minority interest in income of consolidated subsidiaries	157
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	(53)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	2,046

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investee (a)	513
Rental expense representative of interest factor	15

Total fixed charges	528

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investee	45

Less:
Capitalized interest	(40)

Total earnings as adjusted	$2,579

Fixed charges	$528

Ratio of earnings to fixed charges	4.88

(a)	Does not include interest related to income taxes, including interest related to FIN 48 liabilities, which is included in provision for income taxes on our Consolidated Statement of Income.